Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION
IN RELATION TO ACQUISITION OF AIRCRAFT

A notice convening the EGM to be held at 2:30 p.m., Friday, 16 December 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC and a form of proxy for the EGM have been despatched on 1 November 2016 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

18 November 2016

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“available seat kilometers” or “ASKs”	the number of seats made available for sale multiplied by the kilometers flown

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Aircraft Acquisition Agreements and the purchaser to the Boeing Aircraft Disposal Agreements

“Boeing Aircraft”	12 B787-9 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and the Company on 12 October 2016, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“EGM”	the first extraordinary general meeting of 2016 of the Company to be convened at 2:30 p.m., Friday, 16 December 2016

“Group”	the Company and its subsidiaries

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

DEFINITIONS

“Latest Practicable Date”	14 November 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Previous Boeing Aircraft Purchase”	the acquisition from Boeing of 30 B737NG series aircraft and 50 B737 MAX series aircraft by the Company under the aircraft acquisition agreement dated 17 December 2015, the acquisition from Boeing of 30 B737 MAX series aircraft by Xiamen Airlines under the aircraft acquisition agreement dated 17 December 2015, the acquisition from Boeing of 10 B737-800 aircraft by Xiamen Airlines under the aircraft acquisition agreement dated 26 April 2016 and the acquisition from Boeing of 6 B787-9 aircraft by Xiamen Airlines under the aircraft acquisition agreement dated 27 July 2016

“revenue passenger kilometers” or “RPKs”	passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue tonne kilometers” or “RTKs”	total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Luogang District
Yang Li Hua	Guangzhou
PRC 510530

Executive Directors
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

18 November 2016

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION

IN RELATION TO ACQUISITION OF AIRCRAFT

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 12 October 2016 in relation to the Acquisition. The purpose of this circular is, among other things, to provide you with more information in relation to the Acquisition, to enable you to make an informed decision on whether to vote for or against the resolution at the EGM.

LETTER FROM THE BOARD

2.	BOEING AIRCRAFT ACQUISITION AGREEMENT

(1)	Boeing Aircraft Acquisition Agreement

Date

12 October 2016 (after trading hours)

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

12 B787-9 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B787-9 aircraft is priced about US$271 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

LETTER FROM THE BOARD

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) of the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft in the announcement and the circular, and the Stock Exchange has granted such waiver.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banking institutions. As of the Latest Practicable Date, the Company has made 2% of the total consideration in cash as advance payment. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from 2018 to 2020. The remaining consideration representing 98% of the total consideration will be paid to Boeing in instalments according to the respective delivery schedule for each of the relevant Boeing Aircraft from 2018 to 2020.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the Latest Practicable Date, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

(2)	Conditions Precedent

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

LETTER FROM THE BOARD

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

(3)	Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the Group under the 13th Five-Year Plan; and the Acquisition will strengthen the construction of Guangzhou hub, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. It is expected that the Acquisition will make the Company have a better performance on the cost and efficiency, so as to enhance the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 5.7%, when compared to the ATKs of the Group as at 31 December 2015, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

(4)	Implication under the Listing Rules

Pursuant to Rule 14.22 of the Listing Rules, the relevant percentage ratio for the Transaction, aggregated with the Previous Boeing Aircraft Purchase, with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%. The Acquisition will together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

LETTER FROM THE BOARD

3.	FINANCIAL AND TRADING PROSPECTS

In the second half of 2016, the chance for a significant growth in global economy is slim and a slow increasing pace is predicted. China’s economy will maintain moderate but stable development and the structural adjustments are conducted with thorough steps, while Chinese economy still faced constantly downward pressure. For civil aviation industry, there are both opportunities and challenges. On one hand, due to the imbalance between supply and demand, international average fuel price is not likely to increase dramatically in the second half of the year; at the same time, civil aviation market is still in robust conditions that the volume of passengers of the whole industry is expected to maintain a growth rate of 9.5-10%. On the other hand, we face adverse factors such as severe safety situations inside and outside China, intensified international competition, and increasing exchange rate fluctuation risks. We will make the best efforts to ensure continuous safety, seize opportunities to raise quality and returns, continuously improve service level, strive to realize better results of operations of the whole year, and therefore create greater returns to the shareholders.

Operational Safety

We will always adhere to the operational concept of Safety First, strengthen communication and cooperation of core systems such as operation control, aircraft maintenance and flight management, improve the level of flight assurance, and enhance the capability to deal with special situations. We need to further perfect the system of safety rules and regulations, improve the pertinence, timeliness, precision and extensibility of safety risk prevention and control, improve pertinence and foresightedness of safety notices. Based on characteristics of each stage and operational reality, we will strengthen safety risk management and control, check on a regular basis and conduct risk analysis in a timely manner, and pertinently strengthen safety education and training on rules and regulations. In the second half of 2016, the Group will continue to ensure a safety aviation year.

Fleet Development

In the next five years, we will continue to optimize the structure of the Company’s fleet centering on the principle of “adaptability, economy, flexibility and continuity”, so as to improve the competitiveness of the Company. During the “13th Five-year Plan” period, we plan to dispose obsolete models such as B757-200, B737-300 and B777-200, and introduce aircraft of new generation, including B787-9, A320neo, B737MAX and so on. In the second half of the year, we plan to introduce 32 aircraft, including 1 B777-300ER, 1 A330-300, 1 B787-9, 5 A320neo, 9 A321, 1 A320, 13 B737-800 and 1 EMB190, and we plan to dispose 10 aircraft, including 3 B757-200 to be sold, and 3 B737-700 and 4 A319 to be redelivered.

Hub Construction

Centering around the “One Belt and One Road” strategy, we will place emphasis on creation and coordination of international routes hub covering Guangzhou, Urumchi and Beijing with Guangzhou hub as core node for global network of China Southern Airlines and “One Belt and One Road” strategy as center node. Based on the concepts of standardization, integration and globalization, we shall improve operational efficiency of each hub, raise the quality of connections service through hubs and optimize travel experience of passengers by leveraging development opportunities of internet and mobile terminal. Meanwhile, with the confirmation of the position as the main base airlines in Beijing new airport, in the second half of the year, we will facilitate the construction of the second Beijing airport base project in order to further drive the implementation of hub strategy with Guangzhou and Beijing as dual core.

LETTER FROM THE BOARD

Route Network

In combination with various factors such as the market demand and operation benefits, we continue to optimize layouts for the route network. In China, we will strengthen current advantages, rationalize timetables, increase the capacity of main lines as well as improve overall competitiveness and profitability. In terms of international route network, we will coordinate China’s development strategy for the “One Belt and One Road” through launching new routes and flights and further expand the international route network. During the second half of the year, we will focus on filling the gap in the route network and launch various routes including Guangzhou-Toronto route and Guangzhou-Adelaide route in North America, Australia and New Zealand; increase the input of capacity for the important routes and further adjust and optimize the existing routes and waypoints in Europe; and we will take advantage of market opportunities during peak seasons and increase the capacity of Guangzhou-Melbourne and Guangzhou-Christchurch routes as to further consolidate its market share in Australia and New Zealand. Furthermore, we will reduce the input of capacity for certain routes based on the market condition during peak and off-peak seasons, while enhancing the support for long-range routes and improving the connection between routes through optimizing models and slots for medium-short range routes.

Product Service

We shall fully enhance on-time performance of flights with great emphasis on the improvement of key service projects such as delay, baggage, meals and so on. We shall create a innovate and energetic brand image and steadily improve travel experience of passengers by launching key projects including in-flight Wi-Fi, tableware design, fragrance and in-flight medical volunteers comprehensively as well as strive to optimize connection experience and manage accommodation and security check process.

Marketing

We will strive to explore and improve marketing management and control model, enhance ability in optimizing the allocation of resources, and actively promote E-commerce one stop service; strengthen our collaboration with Xiamen Airlines by actively promote strategic collaboration and integration of resources; enhance our international marketing capabilities to attract high-end passengers; integrate resources, strengthen joint marketing, and take various measures to develop followers, members and key accounts, to enhance the proportion of direct sales.

Cost Control

We will continue to promote and deepen comprehensive budget management, and actively promote the development of various tasks in relation to cost control, well-prepared for internal and external benchmarking work to improve resource use efficiency; continue to reduce sales cost by “increasing direct sales and decreasing indirect sales”; consider using simple forward contracts to carry out foreign currency hedging operations at the appropriate timing of exchange rate; pay close attention to the market situation and will carry out hedging operations when fuel prices reach the ideal level.

LETTER FROM THE BOARD

4.	EGM

A notice convening the EGM to be held at 2:30 p.m., Friday, 16 December 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC and a form of proxy for the EGM have been despatched on 1 November 2016 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

5.	RECOMMENDATION

The Directors believe that all the resolutions (including the resolution regarding the Acquisition) proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolutions to be proposed at the EGM.

6.	ADDITIONAL INFORMATION

Your attention is drawn to the financial information of the Group and the general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for the six months ended 30 June 2016 and each of the three years ended 31 December 2015, 2014 and 2013 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	interim report of the Company for the six months ended 30 June 2016 published on 14 September 2016 (pages 56-83)

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0914/LTN20160914504.pdf

•	annual report of the Company for the year ended 31 December 2015 published on 29 April 2016 (pages 122 – 204)

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0429/LTN20160429593.pdf

•	annual report of the Company for the year ended 31 December 2014 published on 22 April 2015 (pages 112 – 200); and

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0422/LTN201504221086.pdf

•	annual report of the Company for the year ended 31 December 2013 published on 22 April 2014 (pages 76- 185);

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0422/LTN20140422627.pdf

2.	INDEBTEDNESS

At the close of business on 30 September 2016, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

RMB (Million)

Bank loans and other loans
Unsecured loans	4,926
Secured loans	1,115

Total	6,041

Obligations under finance leases
Secured obligations under finance leases without guarantee	59,630
Secured obligations under finance leases with guarantee	544

Total	60,174

Unsecured corporate bond	14,302

RMB (Million)

Unsecured ultra-short-term financing bills	18,513

Guarantees provided
Personal bank loans for pilot trainees	420

At 30 September 2016, bank loans and other loans of the Group of approximately RMB770 million were secured by certain aircraft with a carrying amount of RMB1,463 million. Bank loans and other loans of the Group of approximately RMB345 million were secured by certain land use right of RMB76 million and investment property of RMB37 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB75,469 million. In addition, obligations under finance leases of approximately RMB544 million were guaranteed by certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30 September 2016.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 September 2016.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Boeing Aircraft will increase the ATKs of the Group by 5.7%, when compared to the ATKs of the Group as at 31 December 2015, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group’s earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Acquisition and the Previous Boeing Aircraft Purchase, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

6.	MANAGEMENT DISCUSSION AND ANALYSIS

(i)	the six months ended 30 June 2016

Liquidity, Financial Resources and Capital Structure

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB51,057 million, which includes borrowings, and obligations under finance leases repayable within one year totaling RMB37,939 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the financial report for the six months ended 30 June 2016, the Directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 30 June 2016, the Group’s borrowings totaled RMB44,471 million, representing a decrease of RMB1,415 million from RMB45,886 million as at 31 December 2015. The borrowings were mainly denominated in US dollars and RMB, with 77% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB29,579 million, RMB642 million, RMB5,355 million, RMB353 million and RMB8,542 million will be repayable in the twelve months ending 30 June 2017, 2018, 2019, 2020, 2021 and thereafter, respectively. As at 30 June 2016, cash and cash equivalents and restricted bank deposits of the Group totaled RMB6,299 million, an increase of RMB1,616 million from RMB4,683 million as at 31 December 2015. Of the total balance, 16% was denominated in foreign currencies.

As at 30 June 2016, total equity attributable to equity shareholders of the Company amounted to RMB41,279 million, representing an increase of RMB2,234 million from RMB39,045 million as at 31 December 2015, mainly due to the net profit netted off by declaration of cash dividend during the six months ended 30 June 2016. Total equity as at 30 June 2016 amounted to RMB52,528 million (31 December 2015: RMB49,624 million).

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of Group at 30 June 2016 was 72% (31 December 2015: 73%).

Business Development

The Group took advantage of Internet thinking and developed series of service products based on the key points of interaction, convenience and humanization and thereby promoted passengers’ satisfaction degree to a full extent. The Company has launched electronic check-in service in 153 cities, with the electronic proportion amounting to 60.1% and 43.3% in respect of on-site service and E-commerce platform service, respectively. The Group launched in-flight Wi-Fi service in the Guangzhou-Sydney route and introduced a completely new Sky Pearl economy class in a number of routes by making comprehensive improvement in aspects such as catering, tableware, comfort products and headphones. In addition, the Group cooperated with “SpongeBob” brand again and launched the first boarding card and luggage tag printed with cartoon images in the domestic departure flights of Wuhan, which brought a pleasant surprise to passengers including adults or children.

The Group took the lead in opening a green passage for transhipment of human donated organs, established and perfected the quick response mechanism in special situations in relation to passengers’ life and health, and always put life and health in the first place. We were devoted to providing convenient and smooth experience for our passengers. We spared no effort to improve the level of transit and accommodation services, and also enhanced our information system construction, so as to improve high-efficiency transmission of messages in relation to flights and weather, with the emphasis on improving our level of services provided for flight-delayed passengers.

In the second half of 2016, the Group shall fully enhance on-time performance of flights with great emphasis on the improvement of key service projects such as delay, baggage, meals and so on. The Group shall create a innovate and energetic brand image and steadily improve travel experience of passengers by launching key projects including in-flight Wi-Fi, tableware design, fragrance and in-flight medical volunteers comprehensively as well as strive to optimize connection experience and manage accommodation and security check process.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Major Investment

Securities Investment

Unit: RMB million

						Changes
				Carrying		in owners’
			Equity	value at	Profit and	equity
Stock		Initial	ownership	the end of	loss for	during the		Sources of
Code	Abbreviation	investment	(%)	the period	the period	period	Accounting item	the shares

000099	CITIC Offshore Helicopter	9	0.48	38	–	(4)	Available-for-sale financial assets	Purchase

601328	Bank of Communications	16	0.013	53	–	(6)	Available-for-sale financial assets	Purchase

Total		25	/	91	–	(10)	/	/

Shareholding in financial institutions

Unit: RMB million

						Changes
			Sharing at	Carrying		in owners’
	Initial	Holding	the end of	value at	Profit and	equity
	investment	amount	the period	the end of	loss for	during the		Sources of
Name	amount	(shares)	(%)	the period	the period	period	Accounting item	the shares

Finance Company	246	/	33.98	264	21	–	interest in associates	Purchase

Total	246	/	/	264	21	–	/	/

Trust management in respect of non-financial corporations and investment in derivatives

(1)	Trust management

During the period, the Company did not make any trust management.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(2)	Trust loan

During the period, the Company did not have any trust loan.

Commitments

As at 30 June 2016, the Group had capital commitments (exclusive of investment commitments) of approximately RMB88,002 million (as at 31 December 2015: RMB90,160 million). Of such amounts, RMB79,975 million related to the acquisition of aircraft and related flight equipment and RMB8,027 million for other projects.

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 30 June 2016.

Asset and Merger Transactions

On 2 February 2016, the Company entered into the Equity Transfer Agreement on Transferring 100% of Equity in Southern Airlines (Group) Import and Export Trading Company (“SAIETC”) between China Southern Air Holding Company and China Southern Airlines Company Limited with CSAHC, the controlling shareholder of the Company, by which the Company agreed to acquire 100% of equity in SAIETC with RMB400,570,400. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on the website of the Stock Exchange on 2 February 2016, and on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 3 February 2016.

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on the website of the Stock Exchange on 26 April 2016, and on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 27 April 2016.

On 27 July 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on the website of the Stock Exchange on 27 July 2016, and on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 28 July 2016.

In January, April, May and June 2016, the Company sold four old B757-200 aircraft to Boeing for US$2.71 million, US$3.05 million, US$2.35 million and US$3.55 million, respectively, with relevant asset property rights and creditor’s rights and debts having been transferred.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in the first half of 2016.

Overall Business Analysis

During the six months ended 30 June 2016, the Group’s total traffic revenue was RMB51,784 million, representing an increase of RMB448 million or 0.87% from the same period last year. Meanwhile, the Group’s total traffic volume increased by 8.92% to 11,585 million RTKs. Passenger load factor was 80.07%, representing a decrease of 0.83 percentage points from the same period last year. Passengers carried were 54.66 million, representing an increase of 2.22% from the same period last year.

Total operating expenses increased by 0.22% to RMB48,636 million from the same period last year, primarily due to the increase in maintenance expenses, aircraft and transportation service expenses, depreciation and amortization netted off by the decrease of flight operation expenses.

Interest expense increased by 7.43% to RMB1,200 million from the same period last year, mainly due to the increase in benchmark for floating interest rates during the period.

Net exchange loss of RMB1,516 million was recorded during the six months ended 30 June 2016, mainly due to Renminbi depreciated against US dollars and other major foreign currencies. For the same period last year, net exchange loss of RMB156 million was recorded.

For the six months ended 30 June 2016, the Group recorded a net profit after tax of RMB3,691 million, as compared with a net profit after tax of RMB4,095 million for the same period last year.

Operating Revenue Analysis

Passenger revenue during the six months ended 30 June 2016 was RMB48,662 million, increased by 1.08% from the same period last year, representing 93.97% of the Group’s total traffic revenue. Passenger traffic volume increased by 7.74% to 98,397 million RPKs. The overall passenger yield per RPK (fuel surcharges inclusive) is RMB0.49, which decreased by 7.55% as compared with RMB0.53 for the same period last year.

Domestic passenger revenue was RMB36,192 million, down 2.33% from the same period last year. Domestic passenger revenue accounted for 74.37% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 2.40% while passenger traffic volume, in terms of RPKs, increased by 0.95% from the same period last year, resulting in a decrease in passenger load factor of 1.15 percentage points to 79.95%. During the six months ended 30 June 2016, the passenger yield per RPK decreased by 3.64% from RMB0.55 to RMB0.53.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,200 million, a decrease of 4.38% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.47% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 5.63% while passenger traffic volume, in terms of RPKs decreased by 4.20% from the same period last year, resulting in an increase in passenger load factor of 1.06 percentage points to 74.06%. The passenger yield per RPK was 0.72, which remained the same as the same period last year.

Passenger revenue for the Group’s international routes amounted to RMB11,270 million, with an increase of 14.65% from the same period last year. International passenger revenue accounted for 23.16% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 30.17% while passenger traffic volume, in terms of RPKs, increased by 29.96% from the same period last year, resulting in a decrease in passenger load factor of 0.15 percentage points to 80.75%. The passenger yield per RPK decreased by 11.11% from RMB0.45 to RMB0.40.

Cargo and mail revenue was RMB3,122 million, with a decrease of 2.28% from the same period last year. Cargo and mail revenue accounted for 6.03% of the total traffic revenue. Cargo and mail carried increased by 5.53% to 752.06 thousand tonnes from the same period last year. The cargo and mail yield per tonne kilometre decreased by 12.90% from RMB1.24 to RMB1.08.

Operating Expenses Analysis

Flight operation expenses decreased by 6.43% to RMB23,247 million from the same period last year, mainly due to the decline in average jet fuel price which led to the reduction of jet fuel costs.

Maintenance expenses increased by 14.10% to RMB5,017 million from the same period last year. It is mainly due to the fleet expansion and increase in flying hours.

Aircraft and transportation service expenses increased by 14.40% to RMB9,335 million, mainly due to the increase in traffic volume and the number of landings and take-offs.

Promotion and selling expenses decreased by 17.93% to RMB2,888 million from the same period last year, mainly as a result of the decrease in sales commissions.

General and administrative expenses increased by 1.55% to RMB1,178 million from the same period last year, mainly as a result of increase in general corporate expenses.

Depreciation and amortisation expenses increased by 8.68% to RMB6,298 million from the same period last year, mainly as a result of the expansion of aircraft fleets.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Cash Flow Analysis

Net cash generated from operating activities decreased by 17.93% from the same period last year to RMB8,113 million, mainly due to the increase in trade receivables.

Net cash used in investing activities decreased by 68.11% from the same period last year to RMB1,233 million, mainly due to the disposal of fixed assets.

Net cash used in financing activities decreased by 55.07% from the same period last year to RMB5,308 million, mainly due to the funds received from issuance of corporate bonds and ultra-short-term financing bills.

Employees

As at 30 June 2016, the Group had an aggregate of 89,539 employees (31 December 2015: 87,202). The wages of the Group’s employees consist of basic salaries and bonuses.

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group.

Major Charges on Assets

As at 30 June 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB77,704 million (as at 31 December 2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements.

Foreign Currency Risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases and certain of the bank borrowings are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Jet Fuel Price Risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc.. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2016, total personal bank loans of RMB430 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the period, the Group paid RMB4 million (six months ended 30 June 2015: RMB3 million) to the banks due to the default of payments of certain pilot trainees.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	The Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the end of June 2016, the hearing in the ICC arbitration proceedings was complete, but the award of the Arbitral Tribunal is awaited. The directors are of the opinion that the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

(ii)	2015 Compared to 2014

Liquidity, Financial Resources and Capital Structure

As at 31 December 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. For the year ended 31 December 2015, the Group recorded a net cash inflow from operating activities of RMB23,734 million, a net cash outflow from investing activities of RMB6,931 million and a net cash outflow from financing activities of RMB27,695 million and a decrease in cash and cash equivalents of RMB10,892 million.

	2015	2014
	RMB million	RMB million

Net cash generated from operating activities	23,734	13,570
Net cash used in investing activities	(6,931)	(9,760)
Net cash used in financing activities	(27,695)	(131)

Net (decrease)/increase in cash and cash equivalents	(10,892)	3,679

Cash and cash equivalents at 1 January	15,414	11,748
Exchange gain/(losses) on cash and cash equivalents	38	(13)

Cash and cash equivalents at 31 December	4,560	15,414

In 2015 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2015, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilised. The Directors believe that sufficient financing will be available to the Group.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2016. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2015	2014	Change
	RMB million	RMB million	%

Total borrowings and lease obligation	101,710	112,956	(9.96)
Fixed rate borrowings and lease obligation	21,810	8,587	153.99
Floating rate borrowings and lease obligation	79,900	104,369	(23.44)

As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD581 million. These agreements will expire between 2016 and 2024.

Analysis of borrowings and lease obligation by currency

	2015	2014
	RMB million	RMB million

USD	62,592	105,393
RMB	31,742	5,204
Others	7,376	2,359

Total	101,710	112,956

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Analysis of borrowings and lease obligation by maturity

	2015	2014
	RMB million	RMB million

Within 1 year	36,418	26,971
After 1 year but within 2 years	14,143	22,713
After 2 years but within 5 years	25,199	35,772
After 5 years	25,950	27,500

Total borrowings	101,710	112,956

The Group’s capital structure at the end of the year is as follows:

	2015	2014	Change

Total liabilities (RMB million)	136,365	145,195	(6.08)%
Total assets (RMB million)	185,989	189,688	(1.95)%
Debt ratio	73%	77%	Decreased by
			4 percentage
			points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2015 was 73%, as compared to 77% at 31 December 2014.

Business Development

In 2015, we constantly improved the operation level of freighter, optimized the capacity input and network layout of Shanghai and Guangzhou hubs. We explored the market potential of bellyhold, and the international transit cargo volume of Guangzhou increased by 11% compared with the same period of the previous year; the transport volume of “China Southern Airlines Express” increased by 27% compared with the same period of the previous year. We seized the opportunity of cross-border online retailers which developed rapidly with a sound trend. In 2015, based on consolidating the marine oil business of the Company, we actively developed onshore business, and the general aviation business was diversified gradually, realizing profit-making for 11 consecutive years.

In 2015, the Group improved services with full series of service products and whole-process service care and tried to bring passengers a relaxed and pleasant experience. We spared no effort to push service electronization, becoming the number one Chinese airlines in the number of electronic check-ins. We launched Nan Hang Xing and Guan Ai Qing series products and provided special passengers with warm services. We launched kid’s gift packs, kid’s meal and in-flight kid’s exclusive channel, creating surprises for child passengers. We pushed “Fast Pass” service, transit hotel booking on our official website and a through bill of international transit flight, and perfected online ordering products. We also realized quarterly Premiere mechanism of blockbuster on board to make passengers more relaxed. We specially set up the customer care center, preliminarily realized whole-process customer care and the complaint ratio of passengers was substantially lower than the industry average.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2016, We will focus on transit service to improve the convenience, further improve the language, meal and entertainment experiences of passengers, give play to the customer care center, and facilitate the improvement of services with complaints. Offline services will be gradually transferred online besides resolving the problems in respect of passenger experience with the thinking of “Internet +”, and publicizing the electronic channel services in each link. In addition, we will launch tableware, comfort products, in-flight entertainment brand cooperation, etc, and push on food specialties, rapid rescheduling, etc.

Major Investment

Important equity investment

On 8 December 2015, the Company entered into the Equity Transfer Agreement with Xiamen Jianfa Group Co., Ltd., by which the Company agreed to purchase 4% of the equity of Xiamen Airlines at the price of RMB626,666,667.

Important non-equity investment

On 17 December 2015, the Company entered into the Purchase Contract for 80 B737NG/MAX Aircraft with the Boeing Company, and the transaction is invalid until approvals are obtained from the relevant national departments.

On 17 December 2015, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 30 B737MAX Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 30 B737MAX aircraft from the Boeing Company. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

On 23 December 2015, the Company entered into the Purchase Contract for 10 A330 Aircraft with Airbus S.A.S, by which the Company agreed to purchase 10 A330-300 aircraft from Airbus S.A.S. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Securities Investment

Unit: RMB million

						Changes
				Carrying		in owners’
			Equity	value at	Profit and	equity
Stock		Initial	ownership	the end of	loss for	during the		Sources of
Code	Abbreviation	investment	(%)	the period	the period	period	Accounting item	the shares

000099	CITIC Offshore Helicopter	9	0.57	43	–	2	Available-for-sale financial assets	Purchase

601328	Bank of Communications	16	0.013	61	–	(2)	Available-for-sale financial assets	Purchase

Total		25	/	104	–	/	/	/

Shareholding in financial institutions

Unit: RMB million

						Changes
			Sharing at	Carrying		in owners’
	Initial	Holding	the end of	value at	Profit and	equity
	investment	amount	the period	the end of	loss for	during the		Sources of
Name	amount	(shares)	(%)	the period	the period	period	Accounting item	the shares

Finance Company	246	/	33.98	261	46	(6)	interest in associates	Purchase

Total	246	/	/	261	46	(6)	/	/

Trust management in respect of non-financial corporations and investment in derivatives

(1)	Trust management

During the period, the Company did not make any trust management.

(2)	Trust loan

During the period, the Company did not have any trust loan.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Commitments

As at 31 December 2015, the Group had capital commitments (excluding investment commitment) of approximately RMB90,160 million (2014: RMB64,589 million). Of such amounts, RMB83,427 million related to the acquisition of aircraft and related flight equipment and RMB6,733 million for other projects.

As at 31 December 2015, the Group had investment commitments as follows:

	2015	2014
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	34	70
Share of capital commitments of a joint venture	56	52

	90	122

Authorised but not contracted for
Share of capital commitments of a joint venture	41	–

	131	122

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 31 December 2015.

Asset and Merger Transactions

On 8 December 2015, the Company entered into the Equity Transfer Agreement with Xiamen Jianfa Group Co., Ltd., by which the Company agreed to purchase 4% of the equity of Xiamen Airlines at the price of RMB626,666,667.

On 17 December 2015, the Company entered into the Purchase Contract for 80 B737NG/MAX Aircraft with the Boeing Company, and the transaction is invalid until approvals are obtained from the relevant national departments.

On 17 December 2015, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 30 B737MAX Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 30 B737MAX aircraft from the Boeing Company. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

On 23 December 2015, the Company entered into the Purchase Contract for 10 A330 Aircraft with Airbus S.A.S, by which the Company agreed to purchase 10 A330-300 aircraft from Airbus S.A.S. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

For details of the above-mentioned transactions, please also refer to the relevant announcements published by the Company on the websites of the Stock Exchange and Shanghai Stock Exchange.

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in 2015.

Overall Business Analysis

The profit attributable to equity shareholders of the Company of RMB3,736 million was recorded in 2015 as compared to the profit attributable to equity shareholders of the Company of RMB1,777 million in 2014. The Group’s operating revenue increased by RMB3,068 million or 2.83% from RMB108,584 million in 2014 to RMB111,652 million in 2015. Passenger load factor increased by 1.1 percentage point from 79.4% in 2014 to 80.5% in 2015. Passenger yield (in passenger revenue per RPK) decreased by 8.62% from RMB0.58 in 2014 to RMB0.53 in 2015. Average yield (in traffic revenue per RTK) decreased by 9.30% from RMB5.27 in 2014 to RMB4.78 in 2015. Operating expenses decreased by RMB4,534 million or 4.28% from RMB106,026 million in 2014 to RMB101,492 million in 2015. As a result of the increase of operating revenues and the decrease in operating expenses, operating profit of RMB13,438 million was recorded in 2015 as compared to operating profit of RMB4,748 million in 2014, increased by RMB8,690 million.

Operating Revenue

Substantially all of the Group’s operating revenues is attributable to airlines transport operations. Traffic revenues accounted for 96.08% and 95.92% of total operating revenues in 2014 and 2015, respectively. Passenger revenues and cargo and mail revenues accounted for 93.59% and 6.41%, respectively of the total traffic revenues in 2015. During the year ended 31 December 2015, the Group’s total traffic revenues was RMB107,099 million, representing an increase of RMB2,771 million or 2.66% from prior year, mainly due to the increase of transport capacity and the passenger capacity volume. The other operating revenues is mainly derived from commission income, hotel and tour operation income, general aviation income, expired sales in advance of carriage and ground services income.

The increase in operating revenue was primarily due to a 3.18% increase in passenger revenues from RMB97,145 million in 2014 to RMB100,238 million in 2015. The total number of passengers carried increased by 8.43% to 109.42 million passengers in 2015. RPKs increased by 13.78% from 166,629 million in 2014 to 189,588 million in 2015, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.58 in 2014 to RMB0.53 in 2015, which is mainly due to the decrease of average ticket price.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Domestic passenger revenue, which accounted for 76.39% of the total passenger revenues in 2015, decreased by 0.10% from RMB76,647 million in 2014 to RMB76,570 million in 2015. Domestic passenger traffic in RPKs increased by 8.68%, while passenger capacity in ASKs increased by 7.24%, resulting in an increase in passenger load factor by 1 percentage points from 79.6% in 2014 to 80.6% in 2015. Domestic passenger yield per RPK decreased from RMB0.60 in 2014 to RMB0.55 in 2015.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.51% of total passenger revenues, increased by 0.80% from RMB2,497 million in 2014 to RMB2,517 million in 2015. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 9.72%, while passenger capacity in ASKs increased by 8.75%, resulting in an increase in passenger load factor by 0.7 percentage points from 73.4% in 2014 to 74.1% in 2015. Passenger yield per RPK decreased from RMB0.78 in 2014 to RMB0.71 in 2015.

International passenger revenue, which accounted for 21.10% of total passenger revenues, increased by 17.50% from RMB18,001 million in 2014 to RMB21,151 million in 2015. For international flights, passenger traffic in RPKs increased by 32.35%, while passenger capacity in ASKs increased by 30.71%, resulting in a 1 percentage points increase in passenger load factor from 79.5% in 2014 to 80.5% in 2015. Passenger yield per RPK decreased from RMB0.50 in 2014 to RMB0.45 in 2015.

Cargo and mail revenues, which accounted for 6.41% of the Group’s total traffic revenues and 6.14% of total operating revenues, decreased by 4.48% from RMB7,183 million in 2014 to RMB6,861 million in 2015. The decrease was attributable to the depression of freight market and decrease of freight rates.

Other operating revenue increased by 6.98% from RMB4,256 million in 2014 to RMB4,553 million in 2015. The increase was primarily due to the rise of commission income, hotel and tour operation income.

Operating Expenses

Total operating expenses in 2015 amounted to RMB101,492 million, representing a decrease of 4.28% or RMB4,534 million over 2014, primarily due to the decrease of jet fuel cost. Total operating expenses as a percentage of total operating revenues decreased from 97.64% in 2014 to 90.90% in 2015.

Flight operation expenses, which accounted for 49.67% of total operating expenses, decreased by 14.41% from RMB58,901 million in 2014 to RMB50,412 million in 2015, primarily as a result of decrease in jet fuel costs because of decrease in international average fuel prices. Jet fuel costs, which accounted for 52.12% of flight operation expenses, decreased by 30.36% from RMB37,728 million in 2014 to RMB26,274 million in 2015.

Maintenance expenses, which accounted for 10.25% of total operating expenses, increased by 25.33% from RMB8,304 million in 2014 to RMB10,407 million in 2015. The increase was mainly due to fleet expansion.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Aircraft and transportation service expenses, which accounted for 17.64% of total operating expenses, increased by 9.18% from RMB16,402 million in 2014 to RMB17,908 million in 2015. The increase was primarily due to a 9.66% rise in landing and navigation fees from RMB10,496 million in 2014 to RMB11,510 million in 2015, resulted from the increase of transport capacity and the increase in the number of take-off and landings.

Promotional and selling expenses, which accounted for 6.87% of total operating expenses, decreased by 11.03% from RMB7,841 million in 2014 to RMB6,976 million in 2015.

General and administrative expenses, which accounted for 2.43% of the total operating expenses, increased by 5.43% from RMB2,337 million in 2014 to RMB2,464 million in 2015.

Operating Profit

Operating profit of RMB13,438 million was recorded in 2015 (2014: RMB4,748 million). The increase in operating profit was mainly due to the increase of operating income by the RMB3,068 million or 2.83% and the decrease of operating cost by the RMB4,534 million or the 4.28% compared with 2014.

Other Net Income

Other net income increased by RMB1,088 million from RMB2,190 million in 2014 to RMB3,278 million in 2015, mainly due to the increase of government grants.

Interest expenses decreased by RMB5 million from RMB2,193 million in 2014 to RMB2,188 million in 2015 was mainly due to the increase in finance lease interests and decrease of loan interests paid.

Net exchange loss of RMB5,953 million was recorded in 2015, an increase of RMB5,661 million from RMB292 million in 2014, mainly due to the relatively large increase in the exchange rate for US dollars against RMB, which was affected by the reformation of RMB central parity and the raise of interest rates by FED RESERVE.

Income Tax

Income tax expense of RMB1,300 million was recorded in 2015, increased by RMB632 million from RMB668 million in 2014, mainly due to the increase of profit before tax during the year ended 31 December 2015.

Employees

As at 31 December 2015, the Group had an aggregate of 87,202 employees (31 December 2014: 82,132).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

“Respect talents, and reward employees” is important connotation of the Company. The Company has gradually formed adaptable compensation strategy during its development, namely the industry-leading compensation distribution system directed by the market price of labor force, centered on performance management which is established with post values as the basis and “legality, fair, efficient and harmony” as the principle, in order to share corporate development with the staff. During the year ended 31 December 2015, the Group constantly improved remuneration and labor management, strived to push ahead the management process of “integrated employment” taking “post management” as the guiding ideology, included various temporary workers and contract workers into a unified salary system, and gradually unify the compensation & benefit policies of all posts while establishing various career development channels based on characteristics of posts, which increased the employee’s enthusiasm and enhanced the Company’s cohesive force, producing positive impact on safety production and operation of the Company.

The Company’s training plan for 2016 is as follows:

The first is to do well the key training programs. In respect of training for cabin attendants, we are planning to train 3,500 new recruited cabin attendants and air marshals, 1,000 first-class and business-class cabins attendants and 875 directors/chief attendants. In order to continuously optimize the operation structure of passenger cabin. In respect of meals and drinks, we will expedite the development and promotion of on-board brand means and drinks, brand new onboard wine and other excellent online courses, so as to promote the improvement of quality service levels in key fields. In aspect of leadership training, we are to complete with high quality the Company’s 380 talents plan and the training of deputy posts at second tier organizations, develop case teaching for training of senior executives, with the coverage of online management training courses exceeding over 50%. In aspect of language training, we are to complete service English training for 190 attendants, English training for 230 pilots, and provide English training programs for ground service and security staffs.

The second is to do well the system establishment of course contents. We are to improve the standard of face-to-face teaching standards, strictly implement the improve plan, and improve the standardization level of courses; carry out precise analysis of development needs, and continuously develop excellent face-to-face courses; vigorously develop online courses, and provide at least 150 online E-learning courses, at least 200 online App micro courses, and at least 1,000 micro courses on We-Chat platform; we must, by closely adhering to the flight attendant course system, support the development of the contents which are to be integrated in the flight attendant courses, so as to promote implementation of the flight attendant course system.

The third is to do well the optimization of online learning platform. We will realize the connectivity among data from various platforms based on user feedbacks and in accordance with the functions and interface experience of iteration PC platform, mobile APP and WeChat public numbers, in an attempt to try the functions, performance and learning data of multi-dimensional analysis platform, locate trainees precisely, and provide targeted learning services.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Major Charges on Assets

As at 31 December 2015, certain aircraft of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain borrowings and lease agreements.

Foreign Currency Risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominate in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

Jet Fuel Price Risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc.. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2015, total personal bank loans of RMB454 million (31 December 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in ICC arbitration proceedings in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. The hearing in the ICC arbitration proceedings commenced in London on 7 March 2016, and will conclude on 19 April 2016, and the award of the Arbitral Tribunal is awaited. As of the end of 2015, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

(d)	With regard to the incident of the investigation on the Company’s former chairman as a result of suspected sever violation of disciplines, management of the Company, including the internal audit of the Company, have carried out a robust assessment by taking into consideration the fact that the former chairman was a non-executive director and has not involved in the operation of the Company. Based on the work carried out, we have not identified any possible material misstatements of the financial statements caused by the incident.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)	2014 Compared to 2013

Liquidity, Financial Resources and Capital Structure

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. For the year ended 31 December 2014, the Group recorded a net cash inflow from operating activities of RMB13,570 million, a net cash outflow from investing activities of RMB9,760 million and a net cash outflow from financing activities of RMB131 million and an increase in cash and cash equivalents of RMB3,679 million.

	2014	2013
	RMB million	RMB million

Net cash generated from operating activities	13,570	9,703
Net cash used in investing activities	(9,760)	(12,205)
Net cash used in financing activities	(131)	4,168

Net (decrease)/increase in cash and cash equivalents	3,679	1,666

Cash and cash equivalents at 1 January	11,748	10,082
Exchange gain/(losses) on cash and cash equivalents	(13)	–

Cash and cash equivalents at 31 December	15,414	11,748

In 2014 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank facilities up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilised. The Directors believe that sufficient financing will be available to the Group when and where needed.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2014	2013	Change
	RMB million	RMB million	%

Total borrowings and lease obligation	112,956	92,497	22.12
Fixed rate borrowings and lease obligation	8,587	4,974	72.64
Floating rate borrowings and lease obligation	104,369	87,523	19.25

Analysis of borrowings and lease obligation by currency

	2014	2013
	RMB million	RMB million

USD	105,393	88,970
RMB	5,204	670
Others	2,359	2,857

Total	112,956	92,497

Maturity analysis of borrowings and lease obligation

	2014	2013
	RMB million	RMB million

Within 1 year	26,971	23,878
After 1 year but within 2 years	22,713	14,805
After 2 years but within 5 years	35,772	30,553
After 5 years	27,500	23,261

Total borrowings	112,956	92,497

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group’s capital structure at the end of the year is as follows:

	2014	2013	Change

Total liabilities (RMB million)	145,195	122,756	18.28%
Total assets (RMB million)	189,688	165,207	14.82%
Debt ratio	77%	74%	increased by 3 percentage points

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2014 was 77%, as compared to 74% at 31 December 2013.

Business Development

In 2014, the Group actively expanded route network to further improve global route layout. We launched intercontinental routes including Guangzhou – New York, Guangzhou – Changsha – Frankfurt, Guangzhou – Wuhan – Moscow, Guangzhou – Wuhan – San Francisco, and increased frequency of flight to Europe, America, Australia and New Zealand, and Southeast Asia. Domestic capacity was also optimized. A pattern with domestic and international mutual complement and mutually supportive hub bases were initially formed.

In 2014, the Group continued to improve hub construction and hub operation service, which further highlighted the results of the strategic transformation. By the end of 2014, Hub Control Center (HCC) of Guangzhou and Urumqi commenced operation, respectively. Capacity concentration of the four largest hubs, i.e., Guangzhou, Beijing, Urumqi and Chongqing reached 67.9%. Passengers transit on-time rate increased two percentage points to 97.8%. Transit ratio of passengers of major international routes exceeded 55%. International transit passengers increased by 7.3% as compared with last year.

In 2014, the Group increased investment both in hardware and software, continued to create and improve our product and service, so as to constantly improve passenger experience. We launched a series of personalized services and products, such as the launch of “Mu Mian Tong Fei” for unaccompanied children, and “Health and Love” series of health travel products for Los Angeles routes; upgraded pearl economy class service with exclusive Samsung PAD, special tableware and various cuisines; further improved meal service and launched Auckland chef cooperation projects, to enhance the meal quality of international long-haul routes; continuously upgraded in-flight entertainment equipment, and updated 10-12 Hollywood movies each month.

In 2015, the Group will tightly seize the strategic opportunities provided by China’s “One Belt and One Road” strategy and further strengthen hub construction and make use of its scale and network advantage, expand its market share and increase profitability amid the market competition in which differentiation is practiced and the construction of an interlinked network, grasp the opportunities provided by the rapid growth of the central and western market to accelerate the construction of a regional hub so as to materialize an interlinked, mutually dependent and supportive network layout with the main hub, vigorously develop international routes and focus on international transit operation to further enrich the product of the Sixth Freedom service, provide better transit service to the passengers and enhance the quality of transit service gradually in order to continuously optimize customer structure and sales structure.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2015, the Group will improve its E-services and push forward the construction of the five major self-services of “ticketing, seating, luggage, hotel and catering”, optimize the design of service content for a more caring service, create a smoother service to provide better experience to the passengers, constantly improve service environment for better food on international long-haul flights and a better VIP lounge for the high-end and transit passengers with the pilot launch of the special aroma of China Southern Airlines.

Major Investment

During the year ended 31 December 2014, the Company increased its capital of RMB162 million in Guizhou Airlines, holding 60% of the shares of Guizhou Airlines, and increased its capital of RMB352 million in Henan Airlines. Xiamen Airlines, a subsidiary of the Company, acquired 99.23% equity interests of Hebei Airlines at a consideration of RMB749 million.

Shareholdings in other listed companies

Unit: RMB million

						Changes
				Carrying		in owners’
			Equity	value at	Profit and	equity
Stock		Initial	ownership	the end of	loss for	during the		Sources of
Code	Abbreviation	investment	(%)	the period	the period	period	Accounting item	the shares

000099	CITIC Offshore Helicopter	9	0.57	40	–	11	Available-for-sale financial assets	Purchase

601328	Bank of Communications	16	0.013	64	2	21	Available-for-sale financial assets	Purchase

0696.HK	TravelSky Technology Limited	33	2.25	33	9	–	Other investments in equity securities	Purchase

Total		58	–	137	11	32	–	–

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Shareholding in non-listed financial institutes

Unit: RMB million

						Changes
			Sharing at	Carrying		in owners’
	Initial	Holding	the end of	value at	Profit and	equity
	investment	amount	the period	the end of	loss for	during the		Sources of
Name	amount	(shares)	(%)	the period	the period	period	Accounting item	the shares

Finance Company	246	–	33.98	233	38	11	interest in associates	Purchase

Total	246	–	–	233	38	11	–	–

Trust management in respect of non-financial corporations and investment in derivatives

(1)	Trust management

During the period, the Company did not make any trust management.

(2)	Trust loan

During the period, the Company did not have any trust loan.

Commitments

As at 31 December 2014, the Group had capital commitments (excluding investment commitments) of approximately RMB64,589 million (2013: RMB51,353 million). Of such amounts, RMB59,467 million related to the acquisition of aircraft and related flight equipment and RMB5,122 million for other projects.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 31 December 2014, the Group had investment commitments as follows:

	2014	2013
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	70	70
Share of capital commitments of a joint venture	52	58

	122	128

Authorised but not contracted for
Share of capital commitments of a joint venture	–	171

	122	299

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 31 December 2014.

Asset and Merger Transactions

On 13 October 2014, Xiamen Airlines and Hebei Airlines Investment entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Hebei Airlines Investment agreed to sell the 95.40% equity interests in Hebei Airlines at the consideration of RMB680 million. In addition, as approved by the Board, Xiamen Airlines and Sichuan Airlines also entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Sichuan Airlines agreed to sell the 3.83% equity interests in Hebei Airlines at the consideration of RMB69 million.

The above transaction has been completed, Hebei Airlines is owned as to 99.23% equity interests by Xiamen Airlines. Please refer to the relevant announcements of the Company published on the websites of the Stock Exchange and Shanghai Stock Exchange.

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in 2014.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Overall Business Analysis

The profit attributable to equity shareholders of the Company of RMB1,777 million was recorded in 2014 as compared to the profit attributable to equity shareholders of the Company of RMB1,986 million in 2013. The Group’s operating revenue increased by RMB10,037 million or 10.18% from RMB98,547 million in 2013 to RMB108,584 million in 2014. Passenger load factor decreased by 0.05 percentage point from 79.45% in 2013 to 79.40% in 2014. Passenger yield (in passenger revenue per RPK) decreased by 1.69% from RMB0.59 in 2013 to RMB0.58 in 2014. Average yield (in traffic revenue per RTK) decreased by 2.77% from RMB5.42 in 2013 to RMB5.27 in 2014. Operating expenses increased by RMB7,746 million or 7.88% from RMB98,280 million in 2013 to RMB106,026 million in 2014. As a result of the increase in operating revenue, operating profit of RMB4,748 million was recorded in 2014 as compared to operating profit of RMB1,510 million in 2013, increasing by RMB3,238 million.

Operating Revenue

Substantially all of the Group’s operating revenues is attributable to airlines and airlines related operations. Traffic revenues accounted for 96.08% of total operating revenue in 2014 and 2013, respectively. Passenger revenues and cargo and mail revenues accounted for 93.11% and 6.89%, respectively of the total traffic revenue in 2014. During the year ended 31 December 2014, the Group’s total traffic revenues was RMB104,328 million, representing an increase of RMB9,644 million or 10.19% from prior year, mainly due to the increase of RPK by 12.27% which leads to the increase of passenger revenues. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 10.05% increase in passenger revenue from RMB88,271 million in 2013 to RMB97,145 million in 2014. The total number of passengers carried increased by 9.94% to 100.92 million passengers in 2014. RPKs increased by 12.27% from 148,417 million in 2013 to 166,629 million in 2014, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.59 in 2013 to RMB0.58 in 2014, which is mainly due to a slightly fell of domestic passenger ticket prices.

Domestic passenger revenue, which accounted for 78.90% of the total passenger revenue in 2014, increase by 7.53% from RMB71,277 million in 2013 to RMB76,647 million in 2014. Domestic passenger traffic in RPKs increased by 9.97%, while passenger capacity in ASKs increased by 10.88%, resulting in a decrease in passenger load factor by 0.62 percentage points from 80.22% in 2013 to 79.60% in 2014. Domestic passenger yield per RPK decreased from RMB0.61 in 2013 to RMB0.60 in 2014.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.57% of total passenger revenue, increased by 15.49% from RMB2,162 million in 2013 to RMB2,497 million in 2014. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 24.87%, while passenger capacity in ASKs increased by 21.83%, resulting in an increase in passenger load factor by 1.78 percentage points from 71.62% in 2013 to 73.40% in 2014. Passenger yield per RPK decreased from RMB0.84 in 2013 to RMB0.78 in 2014.

International passenger revenue, which accounted for 18.53% of total passenger revenue, increased by 21.37% from RMB14,832 million in 2013 to RMB18,001 million in 2014. For international flights, passenger traffic in RPKs increased by 20.16%, while passenger capacity in ASKs increased by 16.82%, resulting in a 2.21 percentage points increase in passenger load factor from 77.29% in 2013 to 79.50% in 2014. Passenger yield per RPK remained at RMB0.50 in 2013 and 2014.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Cargo and mail revenue, which accounted for 6.89% of the Group’s total traffic revenue and 6.62% of total operating revenue, increased by 12.01% from RMB6,413 million in 2013 to RMB7,183 million in 2014. The increase was attributable to the increase of cargo and mail in RTKs by 16.83% as the demand in the cargo market was warming up.

Other operating revenue increased by 10.17% from RMB3,863 million in 2013 to RMB4,256 million in 2014. The increase was primarily due to the general growth in income from commission and general aviation.

Operating Expenses

Total operating expenses in 2014 amounted to RMB106,026 million, representing an increase of 7.88% or RMB7,746 million over 2013, primarily due to the total effect of increases in jet fuel cost, payroll, landing and navigation fees, and depreciation and amortisation. Total operating expenses as a percentage of total operating revenue decrease from 99.73% in 2013 to 97.64% in 2014.

Flight operation expenses, which accounted for 55.55% of total operating expenses, increased by 9.06% from RMB54,010 million in 2013 to RMB58,901 million in 2014, primarily as a result of increase in RTK due to the increase of capacity. Jet fuel costs, which accounted for 64.05% of flight operation expenses, increased by 6.16% from RMB35,538 million in 2013 to RMB37,728 million in 2014.

Maintenance expenses, which accounted for 7.83% of total operating expenses, increased by 6.39% from RMB7,805 million in 2013 to RMB8,304 million in 2014. The increase was mainly due to fleet expansion.

Aircraft and traffic servicing expenses, which accounted for 15.47% of total operating expenses, increased by 8.69% from RMB15,091 million in 2013 to RMB16,402 million in 2014. The increase was primarily due to a 10.37% rise in landing and navigation fees from RMB9,510 million in 2013 to RMB10,496 million in 2014, resulted from the increase in the number of flights due to the increase of capacity.

Promotion and selling expenses, which accounted for 7.40% of total operating expenses, increased by 1.12% from RMB7,754 million in 2013 to RMB7,841 million in 2014.

General and administrative expenses, which accounted for 2.20% of the total operating expenses, decreased by 5.38% from RMB2,470 million in 2013 to RMB2,337 million in 2014.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operating Profit

Operating profit of RMB4,748 million was recorded in 2014 (2013: RMB1,510 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB10,037 million or 10.18% in 2014 and increase in operating expenses by RMB7,746 million or 7.88%.

Other Net Income

Other net income increased by RMB947 million from RMB1,243 million in 2013 to RMB2,190 million in 2014, mainly due to the increase of government grants and gain on disposal of aircrafts.

Interest expense increased by RMB542 million from RMB1,651 million in 2013 to RMB2,193 million in 2014 was mainly due to the increase in number of aircraft held through a finance lease and the increase of interest payment of borrowings.

Net exchange losses of RMB292 million was recorded in 2014 as RMB depreciated slightly against US dollar in 2014. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to RMB appreciated significantly against US dollar in 2013.

Income Tax

Income tax expense of RMB668 million was recorded in 2014, decreased by RMB66 million from RMB734 million in 2013, mainly due to the decrease of profit before income tax.

Employees

As at 31 December 2014, the Group had an aggregate of 82,132 employees (31 December 2013: 80,175).The wages of the Group’s employees consist of basic salaries and bonuses.

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

In 2015, with a focus on improving training effectiveness, the training programmes of the Company will improve its demand-oriented management model, optimise its business structure, promote system building, enhance professional capacity, continue to strengthen the quality of training management and accelerate the promotion of information-based training management, so as to preliminarily formulate a comprehensive training system integrating face-to-face, online and mobile training models, with a view to achieving balanced development of total training hours, business model, training facilities and equipment and training effectiveness. The Company will endeavour to contribute influential business values by employing an innovative Internet-based training model, with a view to supporting sustained and healthy development of the Company. Specifically, our training objectives are as follows:

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(a)	Striving to complete key projects

The Company will strengthen leadership training; promptly respond to particular training needs of its branch companies and subsidiaries; complete training 500 employees on service English, and training 350 employees on English for pilots; training 900 crew chiefs/ chief pursers 500 five-star crew chiefs, 1,500 first and business class crew members, and 100 foreign crew members; complete 36 sessions of training on professional qualifications; and training 600 part-time lecturers in various business sectors by adopting new models.

(b)	Strengthening Internet-based thinking and making solid progress in the construction of the networking academy

The Company will make concerted efforts in promoting mobile learning, improve the experience features by making breakthroughs in the operation of PC platforms, develop more than 15 quality courses, and launch 100 on-line courses for the business departments while introducing over 1,000 mobile micro courses, in an effort to gradually build 3 to 5 brands for mixed projects.

Major Charges on Assets

As at 31 December 2014, certain aircraft of the Group with an aggregate carrying value of approximately RMB99,119 million (2013: RMB80,233 million) were mortgaged under certain borrowings and lease agreements.

Foreign Currency Risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

Jet Fuel Price Risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc.. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2014, total personal bank loans of RMB486 million (31 December 2013: RMB464 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant claimed against the Company for damages in the sum of approximately USD46 million or for the refund of its down payments of approximately USD12 million paid to the Company, and also interest thereon which is to be calculated in accordance with Section 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to approximately USD14 million. On 25 July 2013, the High Court of England and Wales dismissed the claimant’s claim in its entirety but awarded damages in the sum of approximately USD28 million, interest thereon and also legal costs to the Company in respect of its counterclaim made against the claimant. The claimant appealed to the Court of Appeal and on 17 December 2014, the Court of Appeal dismissed the claimant’s appeal but varied the award of damages to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company’s costs of the appeal. The claimant has applied for permission to further appeal the case to the Supreme Court but the application has been rejected by both the Court of Appeal and the Supreme Court. Based on existing information available, the Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(d)	On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the end of 2014, the arbitration is still in preliminary preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending arbitration. Therefore, no additional provision has been made against this pending arbitration.

(e)	According to publicly available information, certain former senior management of the Group’s are subject to investigation. The Company has assessed the implications on this matter on the Group’s financial results and financial position. Based on the results of the review, the Directors consider that there were no material consequential impact on the Group’s financial statements. As of the of the end of 2014, the investigation of these former senior management is ongoing.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iv)	2013 Compared to 2012

Liquidity, Financial Resources and Capital Structure

As at 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million and an increase in cash and cash equivalents of RMB1,666 million.

In 2013 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2013, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilised.

The Directors believe that sufficient financing will be available to the Group. The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2013	2012	Change
	RMB million	RMB million

Total borrowings and lease obligation	92,497	73,960	25.1%
Fixed rate borrowings and lease obligation	4,974	6,139	(19.0)%
Floating rate borrowings and lease obligation	87,523	67,821	29.0%

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Analysis of borrowings and lease obligation by currency

	2013	2012
	RMB million	RMB million

USD	88,970	70,865
RMB	670	807
Others	2,857	2,288

Total	92,497	73,960

Maturity analysis of borrowings

	2013	2012
	RMB million	RMB million

Within 1 year	23,878	24,393
After 1 year but within 2 years	14,805	9,639
After 2 years but within 5 years	30,553	23,112
After 5 years	23,261	16,816

Total borrowings	92,497	73,960

The Group’s capital structure at the end of the year is as follows:

	2013	2012	Change

Net debts (RMB million)	104,345	86,669	20.4%
Total equity (RMB million)	42,451	39,734	6.8%
Ratio of net debt to total equity	246%	218%	12.8%

Net debts (aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 20.4% to RMB104,345 million at 31 December 2013, compared to RMB86,669 million at 31 December 2012.

As at 31 December 2013, total equity attributable to equity shareholders of the Company amounted to RMB34,329 million, representing an increase of RMB1,490 million from RMB32,839 million at 31 December 2012. Total equity at 31 December 2013 amounted to RMB42,451 million (2012: RMB39,734 million).

Ratio of net debt to total equity of the Group at 31 December 2013 was 246%, as compared to 218% at 31 December 2012.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Business Development

The Company strengthened the sales to high-end travellers, enhanced the operational quality, the first and business class cabins achieved passenger load factor of 44.8%, representing an increase of 2.9 percentage points as compared with last year, and the Company achieved 2,520,000 person-time of first and business class cabins passengers, representing an increase of 14.5% as compared with last year; we proactively followed the development trend of the industry, greatly promoted the development of e-commerce, and achieved direct sales revenue of RMB15,600 million, with the direct sales ratio reached 20.5%, representing an increase of 4.5 percentage points as compared with last year. Faced with the overall weak cargo transportation market, we actively explore the cargo transportation market locally and abroad by optimizing cargo fleet structure, and the operating of cargo flight reduced losses.

In addition, the Company also successfully introduced the first Dream Plane B787 into China, and became the first aviation company in the world which operated A380 and B787 at the same time, and the strength of the fleet was further enhanced.

In 2014, the Company will steadily develop the international market, flexibly adjust the operational strategies of the major international routes of Europe and America, Australia and New Zealand etc, pay more attention to the short and medium journey markets of Japan and South Korea; we will continue to expand the hub effect, optimize the protection of transit services, work hard on the “Canton Route”, and continue to improve the positioning and development of the Chongqing hub, so as to expand the effects of transformation and fully realize the target results.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Major Investment

Shareholdings in other listed companies

Unit: RMB million

						Changes
				Carrying		in owners’
			Equity	value at	Profit and	equity
Stock		Initial	ownership	the end of	loss for	during the		Sources of
Code	Abbreviation	investment	(%)	the period	the period	period	Accounting item	the shares

000099	CITIC Offshore Helicopter	9	0.57	25	–	3	Available-for-sale financial assets	Purchase

601328	Bank of Communications	16	0.013	36	–	-11	Available-for-sale financial assets	Purchase

0696.HK	TravelSky Technology Limited	33	2.25	33	9	–	Long-term equity investments	Purchase

Total		58	–	94	9	-8	–	–

Shareholding in non-listed financial institutes

Unit: RMB million

						Changes
			Sharing at	Carrying		in owners’
	Initial	Holding	the end of	value at	Profit and	equity
	investment	amount	the period	the end of	loss for	during the		Sources of
Name	amount	(shares)	(%)	the period	the period	period	Accounting item	the shares

Finance Company	246	–	33.98	184	34	-3	Long-term equity investments	Purchase

Total	246	–	–	184	34	-3	–	–

Trust management in respect of non-financial corporations and investment in derivatives

(1)	Trust management

During the period, the Company did not make any trust management.

(2)	Trust loan

During the period, the Company did not have any trust loan.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Commitments

As at 31 December 2013, the Group had capital commitments (excluding investment commitment) of approximately RMB51,353 million (2012: RMB75,129 million). Of such amounts, RMB47,651 million related to the acquisition of aircraft and related flight equipment and RMB3,702 million for other projects.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 31 December 2013, the Group had investment commitments as follows:

	2013	2012
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	70	119
Share of capital commitments of a joint venture	58	113

	128	232

	2013	2012
	RMB million	RMB million

Authorised but not contracted for
Share of capital commitments of a joint venture	171	218

	299	450

In 2013, the Company has made the contribution amounting to RMB0.72 billion in cash as the first instalment for Henan Airlines, a joint venture company owned as to 60% by the Company and 40% by Henan Civil Aviation Development and Investment Co., Ltd., respectively. Henan Airlines has not officially commenced its operation during 2013.

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 31 December 2013.

Asset and Merger Transactions

The Group had no material acquisitions and disposal of subsidiaries and associated companies in 2013.

Operating Revenues

The Group’s operating revenue decreased by RMB967 million or 1.0% from RMB99,514 million in 2012 to RMB98,547 million in 2013.

Traffic revenues accounted for 96.1% and 96.6% of total operating revenue in 2013 and 2012, respectively. Passenger revenues and cargo and mail revenues accounted for 93.2% and 6.8%, respectively of the total traffic revenue in 2013. During the year ended 31 December 2013, the Group’s total traffic revenues was RMB94,684 million, representing a decrease of RMB1,416 million or 1.5% from prior year, mainly due to the VAT reform which leads to the decrease of domestic revenues of RMB4,798 million. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The decrease in operating revenue was primarily due to a 1.4% decrease in passenger revenue from RMB89,544 million in 2012 to RMB88,271 million in 2013. The total number of passengers carried increased by 6.14% to 91.791 million passengers in 2013. RPKs increased by 9.50% from 135,535 million in 2012 to 148,417 million in 2013, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.66 in 2012 to RMB0.59 in 2013, which is mainly due to the impact from VAT reform.

Domestic passenger revenue, which accounted for 80.7% of the total passenger revenue in 2013, decreased by 3.5% from RMB73,845 million in 2012 to RMB71,277 million in 2013. Domestic passenger traffic in RPKs increased by 8.23%, while passenger capacity in ASKs increased by 9.79%, resulting in a decrease in passenger load factor by 1.2 percentage points from 81.4% in 2012 to 80.2% in 2013. Domestic passenger yield per RPK decreased from RMB0.69 in 2012 to RMB0.61 in 2013.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 1.4% from RMB2,133 million in 2012 to RMB2,162 million in 2013. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 1.47%, while passenger capacity in ASKs increased by 3.75%, resulting in a decrease in passenger load factor by 1.6 percentage points from 73.2% in 2012 to 71.6% in 2013. Passenger yield per RPK remained at RMB0.84 in 2012 and 2013.

International passenger revenue, which accounted for 16.8% of total passenger revenue, increased by 9.3% from RMB13,566 million in 2012 to RMB14,832 million in 2013. For international flights, passenger traffic in RPKs increased by 15.62%, while passenger capacity in ASKs increased by 12.22%, resulting in a 2.3 percentage points increase in passenger load factor from 75.0% in 2012 to 77.3% in 2013. Passenger yield per RPK decreased from RMB0.53 in 2012 to RMB0.50 in 2013.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.5% of total operating revenue, decreased by 2.2% from RMB6,556 million in 2012 to RMB6,413 in 2013. The decrease was attributable to the continued downturn of the demand in the market and the low level ticket prices.

Other operating revenue increased by 13.2% from RMB3,414 million in 2012 to RMB3,863 million in 2013. The increase was primarily due to the general growth in income from commission and expired sales in advance of carriage.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operating Expenses

Total operating expenses in 2013 amounted to RMB98,280 million, representing an increase of 2.5% or RMB2,403 million over 2012, primarily due to the total effect of increases in payroll, landing and navigation fees, depreciation of aircrafts and rotables and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 96.3% in 2012 to 99.7% in 2013.

Flight operations expenses, which accounted for 55.0% of total operating expenses, decreased by 1.2% from RMB54,690 million in 2012 to RMB54,010 million in 2013, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 65.8% of flight operations expenses, decreased by 5.0% from RMB37,401 million in 2012 to RMB35,538 million in 2013.

Maintenance expenses, which accounted for 7.9% of total operating expenses, decreased by 2.1% from RMB7,971 million in 2012 to RMB7,805 million in 2013. The decrease was mainly due to the impact of the VAT reform.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 7.2% from RMB14,072 million in 2012 to RMB15,091 million in 2013. The increase was primarily due to a 5.9% rise in landing and navigation fees from RMB8,984 million in 2012 to RMB9,510 million in 2013, resulted from the increase in the number of take-off and landings and the average unit price of take-off and landing charges.

Promotional and sales expenses, which accounted for 7.9% of total operating expenses, increased by 8.7% from RMB7,134 million in 2012 to RMB7,754 million in 2013.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, increased by 1.9% from RMB2,425 million in 2012 to RMB2,470 million in 2013.

Operating Profit

Operating profit of RMB1,510 million was recorded in 2013 (2012: RMB5,099 million). The decrease in profit was mainly due to the net effect of decrease in operating revenue by RMB967 million or 1.0% in 2013 and increase in operating expenses by RMB2,403 million or 2.5%.

Other Net Income

Other net income decreased by RMB219 million from RMB1,462 million in 2012 to RMB1,243 million in 2013, mainly due to the decrease of government grants and loss on disposal of property, plant and equipment.

Interest expense increased by RMB275 million from RMB1,376 million in 2012 to RMB1,651 million in 2013 was mainly due to the increase in number of aircraft held through a finance lease.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Net exchange gain of RMB2,903 million was recorded in 2013, an increase of RMB2,636 million from RMB267 million in 2012, mainly due to Renminbi appreciated significantly against US dollar in 2013.

Income Tax

Income tax expense of RMB734 million was recorded in 2013, decrease by RMB220 million from RMB954 million in 2012, mainly due to the decrease of profit before taxation.

Employees

As at 31 December 2013, the Group had an aggregate of 80,175 employees (2012: 73,668).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group.

Major Charge on Assets

As at 31 December 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB80,233 million (2012: RMB60,538 million) were mortgaged under certain borrowings and lease agreements.

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, borrowings and operating lease commitments are denominated in foreign currencies, principally in US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc.. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (2012: RMB581 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2013, an aggregate of personal bank loans of RMB464 million (2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB6 million (2012: RMB3 million) due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD12,617,698. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD27,919,525, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

							% of the
							total issued
							share
					% of the	% of the	capital of
		Type of	Number of		total issued	total issued	the
Name of shareholder	Capacity	Share	Shares held		A Shares	H Shares	Company

CSAHC (Note)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	–	41.14%
	Interest in controlled corporation	H Share	1,064,770,000	(L)	–	38.10%	10.85%
		Total	5,103,998,665	(L)	–	–	51.99%

Nan Lung Holding Limited	Beneficial Owner	H Share	1,064,770,000	(L)	–	38.10%	10.85%
(“Nan Lung”) (Note)	Interest in controlled corporation

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2015, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	An agreement supplemental dated 31 December 2013 to the old airport property management framework agreement between the Company and China Southern Airlines Group Property Management Company Limited (“CSAGPMC”) on 28 December 2012, pursuant to which the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by CSAGPMC for the Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum.

APPENDIX II	GENERAL INFORMATION

(b)	An agreement supplemental dated 31 December 2013 to the new airport property management framework agreement between the Company and CSAGPMC on 11 January 2013, pursuant to which the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by CSAGPMC for the Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum.

(c)	An import and export agency framework agreement (the “Import and Export Agency Framework Agreement”) dated 9 January 2014 between the Company and SAIETC, a wholly owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services of aircraft, aircraft engines, flight equipment, aircraft simulator, special vehicles for airline use, communication and navigation facilities, ground facilities, computer software and etc., and the relevant lease services; (2) customs clearance services; (3) customs declaration and inspection services, and the relevant storage, transportation and insurance agency services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2016 shall not exceed RMB160 million.

(d)	A property lease agreement (the “Property Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700.

(e)	A land lease agreement (the “Land Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB63,582,200.

(f)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 16 May 2014 between the Company and Airbus S.A.S, pursuant to which the Company agreed to acquire and Airbus S.A.S agreed to sell 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320 NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million.

APPENDIX II	GENERAL INFORMATION

(g)	An aircraft disposal agreement dated 16 May 2014 between the Company and Airbus S.A.S, pursuant to which the Company agreed to sell and Airbus S.A.S agreed to acquire 6 ERJ145 aircraft, certain aircraft spare parts and spare engines.

(h)	An equity transfer agreement dated 13 October 2014 between Xiamen Airlines and Hebei Airlines Investment Group Company Limited, pursuant to which Xiamen Airlines agreed to acquire the 95.50% equity interest in Hebei Airlines Company Limited for RMB680 million.

(i)	The electronic aviation passenger comprehensive insurance four parties cooperation agreements (the “Cooperation Agreements”) dated 21 November 2014 between Guangdong CSA E-commerce Co., Ltd. (“E-commerce Company”, a wholly-owned subsidiary of the Company), Southern Airlines Group Finance Company Limited (the “Finance Company”), Air Union Insurance Brokers (Beijing) Co., Ltd. (“Air Union”) and each of the four insurance companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017. Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorise other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform. The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. The annual caps in relation to the service fees to be charged by the Group are RMB14.24 million, RMB30.27 million, RMB42.38 million and RMB24.72 million for the seven months ended 31 December 2014, for the two years ending 31 December 2016 and the five months ending 31 May 2017.

(j)	An asset lease agreement (the “Asset Lease Agreement”) dated 29 December 2014 between the Company and CSAHC, pursuant to which the parties agreed to renew the existing asset lease agreement dated 25 September 2012. CSAHC agreed to continue to lease the Company certain parcels of land, properties and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. Under the Asset Lease Agreement, the annual rent payable by the Company is RMB86,268,700 and the Company shall fund this wholly out of its internal funds.

(k)	A property management framework agreement (the “Property Management Framework Agreement”) dated 29 December 2014 between the Company and CSAGPMC to renew the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at New Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which is newly added services to be provided by CSAGPMC to the Group. The Property Management Framework Agreement is for a fixed term of three years, commencing from 1 January 2015 to 31 December 2017, and is renewable by agreement between both parties thereto. The annual cap for the Property Management Framework Agreement was set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2017, respectively.

APPENDIX II	GENERAL INFORMATION

(l)	A supplemental agreement dated 29 December 2014 to the media service framework agreement between the Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”) to revise the annual cap for services provided by the SACM and its subsidiaries for the period from 1 January 2015 to 31 December 2015 from RMB113 million to RMB118.5 million.

(m)	A supplemental agreement dated 4 May 2015 to the financial services agreement (the “Financial Services Agreement”) dated 8 November 2013 between the Company and the Finance Company to revise each of the Cap in relation to the provision of deposit services and provision of the loan services for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion.

(n)	A share transfer agreement (the “Share Transfer Agreement”) dated 14 July 2015 between the Company and Xiamen Jianfa Group Co., Ltd. (“Xiamen Jianfa”), pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell 4% equity interests in Xiamen Airlines Company Limited at the consideration of RMB586,666,667.

(o)	An agreement supplemental dated 13 August 2015 to the Property Lease Agreement pursuant to which the parties have agreed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB40,114,700) and RMB40,348,700 (original cap of RMB40,114,700), respectively.

(p)	An insurance business platform cooperation framework agreement (the “Cooperation Framework Agreement”) dated 19 November 2015 between the Company and the Finance Company on the sale of aviation insurance for two years from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorise the Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The annual cap for the Cooperation Framework Agreement was set at RMB40 million and RMB60 million for each of the two years ending 31 December 2016, respectively.

(q)	A supplemental agreement dated 8 December 2015 to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

APPENDIX II	GENERAL INFORMATION

(r)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 17 December 2015 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737NG series aircraft and 50 B737MAX series aircraft. The catalogue price of each Boeing B737NG series aircraft and B737MAX is priced about US$81.16 million and US$96.07 million.

(s)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 17 December 2015 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 30 B737MAX series aircraft. The catalogue price of one Boeing B737MAX is priced about US$96.07 million.

(t)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 4”) dated 26 April 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 10 B737-800 aircraft. The catalogue price of one Boeing B737-800 is priced about US$85.06 million.

(u)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 5”) dated 27 July 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 6 B787-9 aircraft. The catalogue price of one Boeing B787-9 is priced about US$230 million.

(v)	Boeing Aircraft Acquisition Agreement.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 2 December 2016:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the 2015 and 2014 Annual Reports.

APPENDIX II	GENERAL INFORMATION

The Company has applied waivers for the acquisitions of aircraft from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange and the Stock Exchange has granted such waivers, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3, Aircraft Acquisition Agreement 4, Aircraft Acquisition Agreement 5 and Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.